UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Departure of Certain Directors and Officers

On August 15, 2025, Mr. Xin Wang resigned from his positions as the chief executive officer (“CEO”) of Meihua International Medical Technologies Co., Ltd. (the “Company”) and as a member of the board of directors of the Company (the “Board”) with immediate effect. Mr. Wang’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On August 15, 2025, Mr. Lianzhang Zhao resigned from his position as the chief financial officer (“CFO”) of the Company with immediate effect. Mr. Zhao’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On August 15, 2025, Ms. Huijuan Zhao resigned from her position as a member of the Board with immediate effect. Ms. Zhao’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Certain Directors and Officers

On August 15, 2025, the Board appointed Ms. Leyi Lee as the new CEO of the Company and a member of the Board, Mr. Shilong Liao as the new CFO of the Company, and Anna Colin as an independent director of the Board. The Board has determined that Ms. Anna Colin qualifies as an independent director under the rules of the Nasdaq Stock Market LLC. Ms. Colin will serve as the chair of the Compensation Committee, a member of the Audit Committee, and a member of the Nominating and Corporate Governance Committee.

In connection with the appointment, the Company and Ms. Lee entered into a director offer letter, dated August 15, 2025, and an employment agreement, dated August 15, 2025 (the “CEO Employment Agreement”), pursuant to which Ms. Lee will receive an annual compensation of $60,000 for her services as the CEO and director of the Board of the Company.

Ms. Leyi Lee served as the Director of Sales in DeepMind Health from February 2024 until August 2025, where she led commercial strategy for AI-driven healthcare solutions. From March 2019 until January 2024, Ms. Lee was the Business Manager at Mindray Medical International, responsible for driving market growth across medical devices including monitors and ultrasound systems. From February 2014 to February 2019, she was the Sales Manager at SenseTime, focusing on market strategy and client acquisition and product-market fit optimization. Ms. Lee received her master’s degree in business administration from The Hong Kong Polytechnic University in 2015 and her bachelor’s degree (honorary) in business administration from The Hang Seng University of Hong Kong in 2013.

The Company and Mr. Liao entered into an employment agreement, dated August 15, 2025 (the “CFO Employment Agreement”), pursuant to which Mr. Liao will receive an annual compensation of $48,000 for his service as the CFO of the Company.

Mr. Shilong Liao served as the CFO of Jing Guang Da Limited, where he led fundraising, oversaw financial operations and compliance and risk management from December 2024 until August 2025. Previously, he was Finance Director at Siemens Healthineers from January 2019 to October 2024, responsible for strategic financial planning, financial operations and digital transformation, and managing a 150+ member finance team. Before that, Mr. Liao served as Finance Manager at The Phoenix Partnership from June 2014 to December 2018, where he led multiple rounds of funding, re-engineered financial processes, and strengthened financial controls. Mr. Liao received his master’s degree in accounting from Shanghai University of Finance and Economics in 2006 and his bachelor’s degree in accounting from Xiamen University in 2004.

The Company and Ms. Colin entered into a director offer letter, dated August 15, 2025, pursuant to which Ms. Colin will receive a monthly compensation of $1,500 for her service as an independent director of the Board.

Ms. Anna Colin has served as the chief operating officer for Piper Sandler since May 2024, responsible for designing firm-wide operations strategy and overseeing regulatory compliance for new fund launches. Ms. Colin worked as an operations manager in Goldman Sachs from April 2022 to May 2024, where she managed a team of five for hedge fund client asset reporting and custody and designed risk dashboard for real-time position monitoring. From August 2021 to October 2022, Ms. Colin worked as the operations analyst at Morgan Stanley, where she collaborated with risk teams to investigate trade breaks, optimized operational workflows and executed post-trade clearing and settlement for equities and fixed income transactions. Ms. Colin received her master’s degree in finance from the London School of Economics and Political Sciences in 2020 and her bachelor's degree in finance and economics from The Warton School of the University of Pennsylvania in 2019.

There are no family relationships among Ms. Lee, Mr. Liao, Ms. Colin, and any of our other officers and directors. There are no understandings or arrangements between the incoming directors and officers and any other person pursuant to which they were appointed as officers and directors.

The foregoing descriptions of the CEO Employment Agreement, the CFO Employment Agreement and the director offer letters are general descriptions only, do not purport to be complete, and are qualified in its entirety by reference to the terms of the form of employment agreement and form of director letter furnished hereto as Exhibits 4.1 and 4.2, respectively, which are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Employment Agreement
4.2	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

Dated: August 21, 2025	By:	/s/ Leyi Lee
	Name:	Leyi Lee
	Title:	Chief Executive Officer
(Principal Executive Officer)

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